Stoecklein Law Group

Practice Limited to Federal Securities

Emerald Plaza	Telephone: (619) 704-1310
402 West Broadway	Facsimile: (619) 704-1325
Suite 690	email: djs@slgseclaw.com
San Diego, California 92101	web: www.slgseclaw.com

June 21, 2011

Mr. Justin Dobbie
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

    RE: Bassline Productions, Inc.
      Responses to your May 4, 2011 Comments on Amendment No. 4 to Registration       Statement on Form S-1
     File No. 333-169790

Dear Mr. Dobbie,

This correspondence is in response to your letter dated May 4, 2011 in reference to our filing of the Registration Statement on Form S-1A/4 filed on April 25, 2011 on behalf of Bassline Productions, Inc., your file number 333-169790.

General

1.	Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

Response:  We have updated our financials to include a review dated March 31, 2011.

2.	Please provide a currently dated consent form from the independent public accountant in any future amendments to the Form S-1 registration statement.

Response:  We have included an updated consent from De Joya Griffith.

Summary of the Offering

3.
We note your disclosure of the aggregate of $600 in offering expenses. We also note your disclosure throughout the prospectus that you have already incurred or expect to incur the following offering expenses: $25,000 in legal fees, $7,250 in accounting and auditing fees, $3,637 in EDGAR fees, and $600 in copying fees, totaling approximately $36,487 of offering expenses. Please review the aggregate amount of offering expenses to include all expenses incurred or expected to be incurred in connection with the offering. Refer to Item 511 of Regulation S-K. Please revise here and the prospectus throughout (and specifically the Use of Proceeds section on page 13 and the Other Expenses of Issuance and Distribution section on page 1 of Part II) accordingly.

Response:  We have revised our offering expenses to reflect a total of $44,042.

4.
We note your disclosure of an aggregate of $49,400 of net proceeds. Net proceeds should be calculated as the gross proceeds of the offering (i.e. $50,000) minus the aggregate amount of offering expenses (i.e. approximately $36, 487).  To the extent certain offering expenses have already been paid through the grid note with E. Venture Resources, Inc, use appropriate footnote disclosure to details those amounts. Please revise here and the prospectus throughout (and specifically the Use of Proceeds section on page 13) accordingly.

Response:  As stated above we have adjusted our offering expenses to reflect a total of $44,042, leaving $5,958 for net proceeds.  We have reflected expenses already paid as follows:

Offering expenses already paid include $25,000 in legal, $10,750 in accounting and audit fees, $600 in copying expenses and $7,692 in EDGAR services.

5.
We note your disclosure in footnote 3 that you have already paid $10,000 in legal fees. Please reconcile such amount with your disclosure in footnote 1 in the Use of Proceeds section on page 14 that you have already paid $25,000 in legal fees.

Response:  We have revised as follows:

(1)	Offering expenses already paid include $25,000 in legal, $10,750 in accounting and audit fees, $7,692 in EDGAR fees and $600 in copying expenses.

Capitalization, page 13

6.
Please revise your “as adjusted” offering expenses, total stockholders’ equity and total capitalization amounts in the capitalization table on page 13. In this regard, we note that the calculated amounts do not appear to accurately reflect offering expenses not included in your long term liabilities. In this regard, we note, for example, that you have incurred additional accounting and auditing fees and EDGAR fees beyond those detailed in footnote 1. Please revise the as adjusted amounts accordingly. Please also revise the first risk factor on page 8 and the Dilution section on page 15 accordingly.

Response:  We have revised as follows:

	As at March 31, 2011 (Unaudited)	AS ADJUSTED For the Offering Proceeds
Liabilities:
Current liabilities	-	-
Long term liabilities	48,144	48,144
Total liabilities	48,144	48,144
Stockholders’ Deficit:
Preferred Stock, $0.001 par value; 10,000,000 shares authorized;	-	-
Common Stock, $0.001 par value; 100,000,000 shares authorized;
4,000,000 shares issued and outstanding	4,000
4,500,000 shares issued and outstanding as adjusted following 500,000 issued in this offering	-	54,000

Offering Expenses(1)	-	(44,042)
Deficit accumulated during development stage	(39,491)	(39,491)
Stockholders’ deficit	(35,491)	(29,533)
Total Capitalization	12,653	18,611

(1)
Includes $25,000 legal fees, for retaining securities counsel and the drafting of our Registration Statement, $10,750 in accounting and audit fees, $7,692 in EDGAR services and $600 in copying expenses.

Use of Proceeds, page 13

7.
We note your prior response to comment 8 and reissue. Please delete the “Offering Expenses Paid Through Outstanding Grid Note” category and move the associated expenses to the “Offering Expenses” category. To the extent certain offering expenses have already been paid through the grid note with E. Venture Resources, Inc., use appropriate footnote disclosure to detail those amounts. Please revise the footnotes accordingly.

Response:  We have deleted the “Offering Expenses Paid Through Outstanding Grid Note” category and have revised as follows:

Less: Offering Expenses (1)(2)
Legal	25,000
Accounting and Audit	10,750
EDGAR filing fees	7,692
Copying	$ 600
Net Proceeds from Offering	$5,958

(1)
Reflects items which have been paid out of a grid note which was secured through E. Venure Resources, Inc.  As of the filing date, $46,125 has been borrowed against the credit line of $100,000.  At this time a credit remains of $53,875.  Offering expenses already paid include $25,000 in legal, $10,750 in accounting and audit fees, $7,692 in EDGAR fees and $600 in copying expenses.

(2)
As mentioned above, some items regarding expenses occurred during the offering process have been paid through a grid note executed with E Venture Resources, Inc. Net proceeds will actually reflect a total of approximately $49,400 after copying expenses, which have not been pre-paid, have been incurred.

8.
We note that the “Legal” item under the “Offering Expenses Paid Through Outstanding Grid Note” category discloses $10,000 of legal fees.  Please reconcile such amount with your disclosure in footnote 1 that you have already paid $10,000 in legal fees.

Response:  We have corrected the legal fees to state $25,000.  The footnote has been revised as follows:

(1)	Offering expenses already paid include $25,000 in legal, $10,750 in accounting and audit fees, $7,692 in EDGAR fees and $600 in copying expenses.

Description of Businesses, page 23

Business Development Summary, page 23

9.
We note your response to prior comment 12 and reissue in part. Please revise the third paragraph discussing Stage I to disclose the amount outstanding under the E. Venture Resources, Inc. grid note as of the date of the prospectus. In this regard, we note that you have borrowed $46,125 of the E. Venture Resources, Inc. grid note to date. Please also revise the third paragraph discussing Stage I to discuss in greater detail how the loaned amounts, in addition to the founders’ investment of $4,000, have been used to date. Please also reconcile your disclosure in the third paragraph discussing Stage I with your disclosure in the seventh full paragraph on page 24. Please also revise the Milestone section on page 41 accordingly.

Response:  We have revised the sections as follows:

To retain counsel and an auditor to assist in preparation of documents providing for the raising of $50,000 to complete Stage II of our Plan of Operations. Accomplished in May of 2010. Total costs to date are approximately $44,042. (The following have been paid through funds raised in the initial $4,000 equity purchase by Mr. Hall and Ms. Lorenzo, as well as the $100,000 grid note secured with E. Venture Resources, Inc.: $25,000 in legal fees, $10,750 in accounting and audit fees, $7,692 in EDGAR fees, $843 in website launch and securing of domain and $1,375 for Nevada corporate formation.)

Current expenditures to date are: $25,000 legal fees for retaining securities counsel and the drafting of our Registration Statement, $10,750 in accounting and audit fees (part of which were paid out of the initial founder’s investment of $4,000 and the remaining balance paid through the grid note secured with E. Venture Resources, Inc.), $843  in website design and domain registration (paid from founder’s investment of $4,000), $1,375 for Nevada corporate formation, and $7,692 in EDGAR fees. Total expenditures are equal to: $45,135.  While maintaining a positive balance in our corporate account ($11,926 as of the date of this filing), which may be be utilized for general office expenses, we currently have $53,875 remaining in the form of a credit line from the grid note executed with E Venture Resources.

To retain counsel and an auditor to assist in preparation of documents providing for the raising of $50,000 to complete Stage II of our Plan of Operations. Accomplished in May of 2010. Total costs to date are approximately $45,135. (The following have already been paid through funds raised in the initial $4,000 equity purchase by Mr. Hall and Ms. Lorenzo, as well as the $100,000 grid note secured with E. Venture Resources, Inc.: $25,000 in legal fees, $10,750 in accounting and audit fees, $7,692 in EDGAR fees, $843 in website launch and securing of domain and $1,375 for Nevada corporate formation.)

Begin development and implementation of our marketing plan and posting of initial website. The launch of our initial website was completed in July of 2010. We are currently still developing our marketing plan as well as our enhanced website.

10.	We note your disclosure in the sixth paragraph discussing Stage III that you have allocated $430,000 toward equipment rental purchases. It appears that you meant $30,000. Please revise or advise.

Response:  We have corrected the figure to correctly state $30,000.

Exhibit 10.4

11.	This does not appear to be a material contract. Please remove it from your exhibit list or tell us why you believe it is required to be filed.

Response:  We have removed Exhibit 10.4 from this filing.